BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Assets

Cash and cash equivalents	$	104,060
Cash segregated under federal regulations		3,000
Deposits with clearing organizations		32,172
Commissions receivable, net of allowance for doubtful accounts of $25		14,647
Receivable from brokers, dealers and clearing organizations		219
Receivable from customers		79,458
Receivable from affiliate		7,875
Prepaid expenses and other assets		258
Total assets	$	241,689

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	9,495
Payable to brokers, dealers and clearing organizations		45,820
Payable to customers		33,848
Payable to affiliates		328
Income tax payable to affiliate		16,388
Total liabilities		105,879

Commitments and contingencies (Note 7)		
Member's equity		135,810
Total liabilities and member's equity	$	241,689

The accompanying notes are an integral part of these financial statements.

Confidential